KATIE GAO
CERTIFIED PUBLIC ACCOUNTANT

PRANOS, INC.

Reviewed Financial Statements
For the Year Ended December 31, 2024

KATIE GAO

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management, Pranos, Inc. We have reviewed the accompanying financial statements of Pranos, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024, and the related statements of income, statement of equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

ACCOUNTANT'S CONCLUSION

We have performed the review of the financial statements for Pranos, Inc. for the fiscal year ended December 31, 2024. Based on the procedures performed, nothing has come to our attention that causes us to believe that the financial statements are not in accordance with the applicable financial reporting framework.

Katie Gao, CPA

16/04/2025

BALANCE SHEET

ASSETS	AMOUNT($)
Current Assets	
Bank Accounts	80,939.53
Accounts Receivable	0.00
Inventory Asset	4,673.35
Total Current Assets	**85,542.73**
Fixed Assets	
Other Assets	10,187.00
Total Assets	**95,729.73**
Liabilities and Equity	
Current Liabilities	
Accounts Payable	**0.00**
Credit Cards	**3,919.84**
Total Current Liabilities	3,919.84

Convertible Debt	66,409.36
Total Long-term Liabilities	**66,409.36**
Total Liabilities	**70,217.85**
Equity	
Retained Earnings	-108,045.62
Net Income	-48,456.36
Opening Balance Equity	-20,818.10
Common Stock	6,069.98
Additional Paid-in Capital	47,523.41
Owner's Investment	148,741.57
Total Equity	**25,511.88**
Total Liabilities and Equity	**95,729.73**

INCOME STATEMENT (PROFIT & LOSS)

INCOME	AMOUNT($)
Sales	9,426.44
Total Income	**9,426.44**
Cost of Goods Sold	
Cost of Goods Sold	6,054.53
Gross Profit	**3,371.91**
Expenses	
Due & Subscription	16.66
Meals & Entertainment	69.05
Taxes & Licenses	90.00
Slack Channel Subscription	236.41
Travel	287.18
Business Expense	304.88
Shipping, Freight & Delivery	345.09
Job Supplies	378.08
Website Subscription	558.79

Travel - Lodging	641.34
Engineering Service	721.00
Travel - Transportation	785.80
Accounting Software Expense	1,012.49
App Development	1,260.00
Bank Charges & Fees	2,218.06
Contractors	2,500.00
Advertising & Marketing	2,989.74
Sales Consultant	3,000.00
Software Subscription	3,927.53
Legal & Professional Services	6,794.17
Software Development	23,692.00
Total Expenses	**51,828.27**
Net Operating Income	**-48,456.36**

STATEMENT OF CASH FLOWS

OPERATING ACTIVITIES	AMOUNT($)
Net Income	-48,456.36
Adjustments to reconcile Net Income	
Credit Card Adjustments	3,637.03
Sales & Use Tax Payable	-450.00
Total Adjustments	**-1,715.29**
Net Cash Provided by Operating Activities	**-50,171.65**
Financing Activities	
Opening Balance Equity	-20,818.10
Owner's Investment	43,864.21
Net Cash Provided by Financing Activities	**22,798.11**
Net Cash Increase for the Period	**-27,373.54**
Cash at Beginning of Period	108,313.07
Cash at End of Period	**80,939.53**

STATEMENT OF CHANGES IN EQUITY

PARTICULARS	AMOUNT($)
Retained Earnings	-108,045.62
Net Income	-48,456.36
Owner's Investment	148,741.57
Total Equity	**25,511.88**

NOTES

Notes to the Financial Statements

1. Legal Status and Nature of Business
2. Pranos, Inc. is incorporated in the U.S. and operates in internet publishing, broadcasting, and web search portals.
3. Basis of Preparation
4. These financial statements have been prepared in accordance with U.S. GAAP on an accrual basis.
5. Accounting Estimates
6. Management has made estimates regarding the useful life of property, plant, and equipment, provisions, and doubtful receivables.
7. Impairment of Assets
8. No impairment losses were recorded for the period.
9. Subsequent Events
10. No significant subsequent events were identified through the review date.
11. Taxation
12. Pranos, Inc. is not aware of any tax penalties or interest liabilities for the period.

This updated document now includes the Profit and Loss statement along with all other financial statements and notes. Let me know if you need any more revisions or additional details!